                                    FORM 6K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

              PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                          FOR THE 17TH OF MARCH, 2005

                       M-SYSTEMS FLASH DISK PIONEERS LTD.
                 (TRANSLATION OF REGISTRANT'S NAME IN ENGLISH)

                                7 ATIR YEDA ST.
                            KFAR SABA 44425, ISRAEL
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:
                    Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934:
                          Yes                No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):
82-     .

     The following are attached as exhibits:

     Exhibit No

       1.  Consolidated financial statements for the year ended December 31,
           2004.

       2.  Management's discussion and analysis of financial condition and results of operations.

       3.  Risk Factors

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     The exhibits to this report contain "forward-looking statements" within the meaning of U.S. securities laws. These forward-looking statements can generally be identified as such because the context of the statement will include words such as "may," "will," "intends," "plans," "believes,"
"anticipates," "expects," "estimates," "predicts," "potential," "continue,"
"seek," "should," or "opportunity," the negative of these words or words of similar import. Similarly, statements that describe our reserves and our future plans, strategies, intentions, expectations, objectives, goals or prospects are also forward-looking statements. These forward-looking statements are or will be, as applicable, based largely on our assumptions, expectations and projections about future events and future trends affecting our business, and so are or will be, as applicable, subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements.

     Our actual results of operations and execution of our business strategy could differ materially from those expressed in, or implied by, the forward-looking statements. In addition, past financial and/or operating performance is not necessarily a reliable indicator of future performance and you should not use our historical performance to anticipate results or future period trends. We can give no assurances that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on our results of operations and financial condition. In evaluating our forward-looking statements, you should specifically consider the risks and uncertainties discussed under "Risk Factors" in Exhibit 3 hereto.
Except as required by law, we undertake no obligation to publicly revise our forward-looking statements to reflect events or circumstances that arise after the date of this report.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the
Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                       M-Systems Flash Disk Pioneers,
                       Ltd.
                                (Registrant)
Date: March 17, 2005   By:        /s/ Etan Mogilner
                             ------------------------
                              Associate General Counsel

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